

Mail Stop 4720

June 1, 2017

<u>Via E-mail</u>
Alesia J. Haas
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, New York 10019

Re: **Och-Ziff Capital Management Group LLC**
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed March 1, 2017
          Form 8-K
          Filed May 2, 2017
          File No. 001-33805

Dear Ms. Haas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Revolving Credit Facility, page 94</u>

1.   We note that your revolving credit facility includes two financial maintenance covenants, one of which relates to your maintenance of an economic income leverage ratio. Given that you reported an economic income (loss) of $(211.6) million for 2016 on page 62, please tell us whether this loss caused you to be noncompliant with this financial covenant at December 31, 2016. In your future filings, revise to clearly disclose whether you were or were not in compliance with all financial covenants. To the extent that you were not in compliance, revise to disclose the actions taken to cure an event of default resulting from the noncompliance.

<u>Form 8-K Filed May 2, 2017</u>

<u>Exhibit 99.2</u>

2.   We note your presentation of distributable earnings per Adjusted Class A Share. Please tell us whether you consider this to be a liquidity measure and why you believe presenting it on a per share basis complies with Question 102.05 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services